PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 4, 1996)
                                  $50,000,000
                   PUBLIC SERVICE COMPANY OF NORTH CAROLINA,
                                  INCORPORATED
                        6.99% SENIOR DEBENTURES DUE 2026
                    INTEREST PAYABLE JANUARY 15 AND JULY 15
THE SENIOR DEBENTURES ("DEBENTURES") WILL NOT BE REDEEMABLE PRIOR TO MATURITY AND WILL NOT BE SUBJECT TO ANY SINKING FUND. THE DEBENTURES WILL
     BE REPRESENTED BY A REGISTERED GLOBAL SECURITY REGISTERED IN THE NAME
     OF THE DEPOSITORY TRUST COMPANY ("DEPOSITORY") OR ITS NOMINEE.
        BENEFICIAL INTERESTS IN THE REGISTERED GLOBAL SECURITY WILL BE
        SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED THROUGH,
          RECORDS MAINTAINED BY THE DEPOSITORY OR ITS PARTICIPANTS.
          EXCEPT AS DESCRIBED IN THE ACCOMPANYING  PROSPECTUS,
              DEBENTURES IN DEFINITIVE FORM WILL NOT BE ISSUED.
                        SEE "DESCRIPTION OF DEBENTURES."
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                    PRICE 100% AND ACCRUED INTEREST, IF ANY

                                                                               UNDERWRITING
                                                       PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                      PUBLIC (1)             COMMISSIONS (2)          THE COMPANY (1)(3)
PER DEBENTURE................................          100.000%                   .875%                    99.125%
TOTAL........................................        $50,000,000                 $437,500                $49,562,500

    (1) PLUS ACCRUED INTEREST, IF ANY, FROM JANUARY 16, 1996.
    (2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITER AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."
    (3) BEFORE DEDUCTION OF ESTIMATED EXPENSES OF $176,000 PAYABLE BY THE
        COMPANY.
     THE DEBENTURES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITER AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY WINTHROP, STIMSON, PUTNAM & ROBERTS, COUNSEL FOR THE UNDERWRITER. IT IS EXPECTED THAT DELIVERY OF THE DEBENTURES WILL BE MADE ON OR ABOUT JANUARY 16, 1996, THROUGH THE BOOK-ENTRY FACILITIES OF THE DEPOSITORY, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              MORGAN STANLEY & CO.
                                  INCORPORATED
JANUARY 10, 1996

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR DEALER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                                          PAGE
The Company............................................................................................................    S-3
Use of Proceeds........................................................................................................    S-5
Capitalization.........................................................................................................    S-6
Selected Financial and Operating Data..................................................................................    S-7
Management's Discussion and Analysis of Financial Condition and Results of Operations..................................    S-8
Description of Debentures..............................................................................................   S-12
Underwriting...........................................................................................................   S-13
Legal Matters..........................................................................................................   S-13

                                   PROSPECTUS

Available Information..................................................................................................      2
Incorporation of Certain Documents by Reference........................................................................      2
The Company............................................................................................................      3
Use of Proceeds........................................................................................................      3
Ratio of Earnings to Fixed Charges.....................................................................................      3
Description of Debt Securities.........................................................................................      3
Plan of Distribution...................................................................................................     11
Legal Matters..........................................................................................................     12
Experts................................................................................................................     12

     IN CONNECTION WITH THE OFFERING THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                      S-2

                                  THE COMPANY
     The Company is a public utility engaged primarily in selling and transporting natural gas to approximately 285,000 residential, commercial and industrial customers in North Carolina. It was organized as a North Carolina corporation in 1938, and its corporate office is located at 400 Cox Road, P. O. Box 1398, Gastonia, North Carolina 28053-1398, telephone (704) 864-6731.
     In connection with its natural gas distribution business, the Company promotes, sells and installs both new and replacement cooking, water heating, laundry, space heating, cooling and humidity control natural gas appliances and equipment. The Company, through an unregulated subsidiary, provides conversion and maintenance services for natural gas-fueled vehicles ("NGVs") in selected cities in and beyond its franchised territory. Through another unregulated subsidiary, the Company is engaged in the marketing of natural gas to large commercial and industrial customers.
     The Company has no reportable industry segments. Revenues attributable to natural gas distribution, merchandise and jobbing, propane operations, exploration and development and gas marketing and other activities for each of the fiscal years in the three-year period ended September 30, 1995 were as follows (in thousands):

                                                                      1995        1994        1993
Natural Gas Distribution.........................................   $247,893    $273,705    $279,989
Merchandise and Jobbing..........................................      8,675       8,135       8,692
Propane Operations (1)...........................................         --       9,090       9,662
Exploration & Development (1)....................................       (171)      1,547         535
Gas Marketing/Other Activities...................................      8,827       7,654         157
Total............................................................   $265,224    $300,131    $299,035

(1) Effective June 29, 1994, the Company sold its propane operations to Empiregas, Inc. During June 1994, the Company sold PSNC Production Corporation's exploration and development properties.
     The Company's 26-county franchised service territory includes Raleigh, Durham and the Research Triangle Park area in the northcentral portion of the state; this area accounts for approximately 60% of the Company's customers and 51% of its throughput (total gas sales and transportation). The Company's central area includes the cities of Gastonia, Concord and Statesville which are located in the greater Charlotte metropolitan area; this area accounts for 28% of the Company's customers and 33% of its throughput. The Company's western area includes Asheville, Hendersonville and Brevard, and accounts for the remaining 12% of customers and 16% of throughput. The Company's diversified industrial base in its service territory includes manufacturers of textiles, chemicals, ceramics and clay products, glass, automotive products, minerals, pharmaceuticals, plastics, metals, electronic equipment, furniture and a variety of food and tobacco products. The Company's utility operations are regulated by the North Carolina Utilities Commission ("NCUC").
     Over 2.3 million people reside in the Company's franchised territory. During the past three fiscal years, the Company has added approximately 36,300 new customers to its natural gas transmission and distribution systems. Of those customers, 32,700 were residential, 2,400 were commercial and 1,200 were industrial. The resulting 5% average annual growth rate is nearly three times the national industry average. The Company's average annual customer growth rate since fiscal 1985 has been 5.3%. The Company attributes this growth rate to two primary factors:
     (Bullet) The continued expansion by the Company of its transmission and distribution systems to enable it to reach new customers in its relatively unsaturated service territory. The population in the Company's franchised territory has grown faster than the national average in recent years and the Company estimates that it serves approximately one-third of that population.
     (Bullet) The continued growth of the North Carolina economy, including areas within the Company's service territory. Also, the state's relatively low unemployment rate has been below the national average in recent years.
                                      S-3

BUSINESS STRATEGY
     The Company is expanding its transmission and distribution systems to deliver more natural gas throughout its service territory. Of its total construction expenditures of $61.1 million in fiscal 1995, $45.5 million in fiscal 1994 and $40.1 million in fiscal 1993, approximately $49.7 million, $39.1 million and $31.6 million, respectively, were expended on the construction of transmission and distribution pipelines.
     The Company is focusing on the following marketing priorities:
     (Bullet) Retaining existing customers by marketing the replacement of old appliances and equipment with new gas equipment.
     (Bullet) Increasing demand for natural gas by marketing additional gas equipment to the Company's existing customers.
     (Bullet) Adding new customers either on its existing distribution system or by economical short distribution main extensions.
     In addition, the Company is evaluating the introduction of emerging gas technologies as a way to increase the long-term demand for natural gas. The Company has identified the conversion of gasoline-fueled vehicles to NGVs as an opportunity to increase the demand for natural gas in the future. The Company was the first local distribution company ("LDC") in North Carolina to offer NGV conversions to the public and private sectors. The Company also has identified natural gas cooling technology as an opportunity to increase the demand for natural gas and has begun marketing such technology. The implementation in 1992 of the Federal Energy Regulatory Commission ("FERC") Orders 636, 636-A and 636-B created new off-system marketing opportunities for the Company and its marketing affiliate.
     The Company's internal focus has been to streamline its organizational structure and improve the performance of management and employees. In fiscal 1993, the Company completed the process of streamlining the management of its operations and engineering departments by moving many operating decisions to the area offices. The Company has also focused on increasing employee efficiency, improving its average number of customers per employee ratio over the last three years from 217 at September 30, 1992 to 247 at September 30, 1995.
     The Company purchases for resale most of the natural gas that it delivers (throughput) to its customers. The balance of its throughput is natural gas purchased by certain large volume commercial and industrial customers directly from various producers and marketers. This gas is transported to these customers by the Company at a rate which enables the Company to earn a margin equivalent to that which it would have earned by selling the same quantity of gas to these customers. Quantities of transported gas represented approximately 38%, 26%, and 8% of the Company's total volume throughput for fiscal 1995, 1994 and 1993, respectively.
REGULATION AND RATES
     The Company's natural gas transmission and distribution business is subject to regulation by the NCUC, including rates, issuance of securities, adequacy of service, safety standards, extension and abandonment of facilities, accounting and depreciation rates. The NCUC has seven commissioners appointed by the Governor of North Carolina for staggered eight-year terms. The NCUC granted the Company's most recent general rate increase of $10,763,000 of additional annual revenues on October 7, 1994. The order allowed the Company an opportunity to earn 11.87% on common equity and a 10.51% overall return on its net utility investment, as compared to 12.9% and 11.1% respectively, in its November 1991 rate order.
     The Company's rates include a weather normalization adjustment mechanism ("WNA"). The WNA was initially approved in the Company's general rate case order in November 1991 and is in effect for bills rendered during the period from November 1 through April 30 of each year. The WNA applies only to residential and small general service rates and affects only the non-gas portion of the Company's rates. Sales to large-volume customers are not normalized because natural gas usage for such customers is significantly less weather-sensitive. The WNA increases tariff rates if weather is warmer than normal and decreases rates if weather is colder than normal. This prevents the under- or over-collection of non-gas costs due to variations in the quantity of natural gas delivered when weather deviates from normal. The WNA does not change the seasonality of the Company's earnings and cash flow; however, it does reduce fluctuations caused by abnormal weather.
     The Company also operates under two other rate provisions that serve to reduce fluctuations in the Company's earnings. First, its Rider D rate mechanism allows the Company to recover, in any manner authorized by the NCUC, margin losses on negotiated gas sales to large commercial and industrial customers with alternate fuel capability. The Rider D rate mechanism also allows the Company to recover from customers all prudently incurred gas costs, including changes in natural gas prices. Second, the Company operates with "full margin" transportation rates. These rates allow the Company to earn the same
                                      S-4
margin on gas delivered to customers regardless of whether the gas is sold by the Company to the customer or is only transported by the Company.
     The Company currently plans to file a general rate case with the NCUC in the spring of 1996. A general rate order from the NCUC is expected in the fall of 1996.
CAPITAL EXPENDITURES AND EXPANSION PROGRAM
     For fiscal 1996, the Company's Board of Directors approved a budget of approximately $61,131,000 for the Company's ongoing construction program. Due in large part to expected continued growth and to distribution and transmission projects, the Company anticipates that annual construction expenditures will range from $60 million to $65 million through 2000.
     In April 1992, the NCUC adopted rules to implement a program of expansion permitted by an act passed by the North Carolina General Assembly in July 1991. This act permits the establishment of expansion funds to be used by each North Carolina LDC to expand natural gas service to areas which would otherwise not be economically feasible to serve. Separate funds have been established for use solely in each LDC's franchised service territory. Sources for expansion funds may be each LDC's respective supplier refunds, special surcharges or other sources permitted by the NCUC. Subject to the NCUC rules and availability of funds, the LDCs will be allowed to utilize the expansion funds to the extent necessary to make such projects feasible on a net present value basis. The balance of the funding for projects will be supplied by the LDC. Three counties in the Company's franchised territory are currently unserved along with certain areas in other counties. On June 3, 1993, the NCUC entered an order creating an expansion fund for the Company in the Office of the State Treasurer. The Company has received approximately $19,580,000 of supplier refunds and interest earned thereon. The NCUC has approved an expansion project in McDowell County which will require funding from the Company's expansion fund. The total estimated cost to complete this project is approximately $12.5 million, of which up to $8,193,500 can be used from the fund to finance the project. The project was initiated in December 1995 and is expected to be in service by December 1996. The Company plans to initiate additional expansion projects in five other counties over an estimated five-year period, subject to approval by the NCUC.
                                USE OF PROCEEDS
     The Company intends to use the net proceeds from the sale of the Debentures for repayment of short-term debt incurred primarily to finance the Company's construction program and for other general corporate purposes. Pending application of such net proceeds for specific purposes, such proceeds may be invested in short-term or marketable securities.
                                      S-5

                                 CAPITALIZATION
     The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of September 30, 1995, and as adjusted to reflect the issuance of the Debentures and the application of the estimated proceeds (without reduction for the underwriting discount and estimated offering expenses):

                                                                                                       SEPTEMBER 30, 1995
                                                                                                      ACTUAL       ADJUSTED
                                                                                                     (AMOUNTS IN THOUSANDS)
Common Equity:
  Common stock, $1 par..........................................................................     $ 18,689      $ 18,689
  Capital in excess of par value................................................................      106,655       106,655
  Retained earnings.............................................................................       48,028        48,028
                                                                                                      173,372       173,372
Long-term Debt:
  First mortgage bonds (An equivalent portion of gas utility plant pledged as collateral) -- 8%
     Series I, due 1998 (1).....................................................................        3,680         3,680
  Senior debentures (unsecured) --
     8.65% due 2002.............................................................................       17,500        17,500
     10% due 2003...............................................................................       15,000        15,000
     10% due 2004...............................................................................       43,000        43,000
     8.75% due 2012.............................................................................       32,000        32,000
     6.99% due 2026.............................................................................           --        50,000
     Total long-term debt.......................................................................      111,180       161,180
  Less -- Current maturities....................................................................       10,480        10,480
                                                                                                      100,700       150,700
Total Capitalization............................................................................     $274,072      $324,072

(1) Such first mortgage bonds were redeemed effective December 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."
                                      S-6

                     SELECTED FINANCIAL AND OPERATING DATA
           (AMOUNTS IN THOUSANDS EXCEPT DEGREE DAY AND CUSTOMER DATA)
     The selected income statement and balance sheet data set forth below have been derived from consolidated financial statements of the Company that have been audited by Arthur Andersen LLP, independent auditors. The following data should be read in conjunction with the consolidated financial statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the accompanying Prospectus.

                                                                               FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                                                                               1995        1994        1993        1992
INCOME STATEMENT DATA:
Operating revenues........................................................   $247,893    $273,705    $279,989    $240,403
Cost of gas...............................................................    117,065     155,378     167,884     130,400
Gross margin..............................................................    130,828     118,327     112,105     110,003
Operating expenses and taxes --
  Operating and maintenance...............................................     51,269      49,768      47,997      43,512
  Depreciation............................................................     18,156      15,197      14,093      13,074
  General taxes...........................................................     13,823      14,566      14,014      12,501
  Income taxes............................................................     13,520      10,140       7,625      10,269
Operating income..........................................................     34,060      28,656      28,376      30,647
Other income (deductions).................................................        219       4,569        (266)       (387)
Interest deductions.......................................................     12,858      13,249      13,891      13,510
Net income................................................................   $ 21,421    $ 19,976    $ 14,219    $ 16,750
BALANCE SHEET DATA:
Gas utility plant (at end of period) --
  In service..............................................................   $566,460    $508,508    $475,341    $439,879
  Less accumulated depreciation...........................................    166,506     153,308     140,146     128,586
  Net plant in service....................................................    399,954     355,200     335,195     311,293
  Plus construction work in progress......................................      7,485      11,701       2,311       1,795
                                                                             $407,439    $366,901    $337,506    $313,088
Total assets..............................................................   $456,995    $427,939    $400,946    $379,770
OTHER FINANCIAL DATA:
Total volume throughput (DT) (1) --
  Residential.............................................................     17,567      18,781      18,058      16,093
  Commercial/small industrial.............................................     11,855      12,450      11,945      11,036
  Large commercial/industrial.............................................     29,197      27,657      27,176      27,728
                                                                               58,619      58,888      57,179      54,857
Utility capital expenditures..............................................   $ 61,119    $ 45,469    $ 40,127    $ 31,055
OPERATING STATISTICS:
Natural gas purchased (DT)................................................     37,790      47,390      54,772      51,509
Raleigh/Durham area degree days --
  Actual..................................................................      2,954       3,389       3,462       3,181
  Normal..................................................................      3,341       3,341       3,341       3,359
  Percent of normal.......................................................         88%        101%        104%         95%
Peak day delivery (DT)....................................................        404         421         350         341
Weather normalization adjustment income (refund), net of franchise taxes
  (2).....................................................................   $  5,800    $   (138)   $   (578)   $  4,999
Customers at end of period --
  Residential.............................................................    246,877     234,957     223,004     214,161
  Commercial/small industrial.............................................     29,497      27,806      26,772      25,984
  Large commercial/industrial.............................................        389         376         377         362
                                                                              276,763     263,139     250,153     240,507
                                                                              1991
INCOME STATEMENT DATA:
Operating revenues........................................................  $193,239
Cost of gas...............................................................   101,913
Gross margin..............................................................    91,326
Operating expenses and taxes --
  Operating and maintenance...............................................    38,459
  Depreciation............................................................    12,210
  General taxes...........................................................    10,591
  Income taxes............................................................     5,907
Operating income..........................................................    24,159
Other income (deductions).................................................      (116)
Interest deductions.......................................................    13,453
Net income................................................................  $ 10,590
BALANCE SHEET DATA:
Gas utility plant (at end of period) --
  In service..............................................................  $412,435
  Less accumulated depreciation...........................................   117,691
  Net plant in service....................................................   294,744
  Plus construction work in progress......................................     1,547
                                                                            $296,291
Total assets..............................................................  $352,126
OTHER FINANCIAL DATA:
Total volume throughput (DT) (1) --
  Residential.............................................................    13,818
  Commercial/small industrial.............................................     8,540
  Large commercial/industrial.............................................    28,115
                                                                              50,473
Utility capital expenditures..............................................  $ 36,461
OPERATING STATISTICS:
Natural gas purchased (DT)................................................    42,780
Raleigh/Durham area degree days --
  Actual..................................................................     2,726
  Normal..................................................................     3,341
  Percent of normal.......................................................        82%
Peak day delivery (DT)....................................................       356
Weather normalization adjustment income (refund), net of franchise taxes
  (2).....................................................................        --
Customers at end of period --
  Residential.............................................................   204,197
  Commercial/small industrial.............................................    24,982
  Large commercial/industrial.............................................       363
                                                                             229,542

(1) DT is the abbreviation for dekatherm, which is a unit of heating value equal to 1,000,000 BTUs.
(2) The weather normalization adjustment became effective beginning in fiscal 1992. See "The Company."
                                      S-7

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     THE INFORMATION SET FORTH BELOW IS A PORTION OF THE MANAGEMENT'S DISCUSSION AND ANALYSIS CONTAINED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 1995. SUCH INFORMATION IS PRESENTED IN THIS PROSPECTUS SUPPLEMENT FOR CONVENIENCE OF REFERENCE AND HAS NOT BEEN UPDATED IN ANY MATERIAL RESPECT SINCE THE DATE OF SUCH ANNUAL REPORT. SUCH INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE CONSIDERED IN CONJUNCTION WITH, THE INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN.
RESULTS OF OPERATIONS -- FISCAL YEAR ENDED SEPTEMBER 30, 1995
  NET MARGIN
     Total volume throughput and net margin, defined as operating revenues less cost of gas and franchise taxes, are more meaningful comparative statistics than gas sales volumes and operating revenues when analyzing the Company's utility operating results. This is because certain large-volume customers purchase gas directly from gas producers or other gas suppliers and transport it through the Company's pipeline system. The Company's operating revenues and expenses do not include the commodity cost of this transported gas; however, the Company earns a margin on the transported gas which is equivalent to the margin that the Company would earn if it purchased and resold gas to these customers. Also, various temporary collection and refund mechanisms affect both operating revenues and cost of gas equally.
     Net margin increased by $13,324,000, or 12%, in fiscal 1995 as compared to fiscal 1994 primarily due to rate increases associated with the October 7, 1994 general rate case order and the approval of rates for the Cardinal pipeline effective January 26, 1995. Rate increases that affected the Company's residential and commercial/small industrial customers account for approximately $11,723,000 of the increase. The volumes of gas delivered to residential and commercial/small industrial customer bases declined 6% and 5%, respectively, due to significantly warmer weather as compared to the prior fiscal year. This decrease was somewhat offset by increases in both customer bases of 5% and 6%, respectively. Net volume-related variances for these customers total approximately $2,956,000, including $5,938,000 related to the operation of the WNA mechanism. The volumes of gas delivered to large commercial/industrial customers rose 6% due to a 3% increase in the customer base and to higher operating levels by some of these customers. This volume increase resulted in additional net margin of approximately $1,346,000; however, the increase was offset by a price-related decline of approximately $1,539,000 due to both changes in the sales mix and the general rate case order, and a decline of $430,000 from the prior year in penalty billings for unauthorized gas usage. The twelve-month period also reflects a $732,000 refund ordered by the NCUC in the October 7, 1994 rate case order that related to income tax credits taken in prior periods.
  OPERATING EXPENSES
     Other operating expenses increased 4% during fiscal 1995. This increase reflects higher salary expenses and the payroll reallocations implemented during November 1994 to standardize labor distributions. Also contributing to the increase were employee severance expenses related to departmental reorganizations, fees related to listing on the New York Stock Exchange, and expenses for outside consulting services related to information systems and employee benefits. These increases were partially offset by the reclassification of certain sales compensation expenses to merchandising and jobbing, and adjustments related to group life insurance and hospitalization insurance due to favorable experience realized by the Company, along with the transfer of a large number of employees to a less costly health maintenance organization provider.
     Maintenance expenses decreased 8% in fiscal 1995 due to the $750,000 reversal of expenses related to the investigation of former manufactured gas plant ("MGP") sites, originally recorded in fiscal 1992.
     Depreciation expense for the fiscal year increased due to plant additions. Depreciation expense for fiscal 1995 also reflected higher depreciation rates approved in the October 1994 general rate case order. General taxes decreased during fiscal 1995 due to a reduction in franchise tax expense reflecting a decrease in revenues.
  OTHER INCOME (DEDUCTIONS)
     Other income (deductions) decreased $4,350,000 during fiscal 1995 due mainly to proceeds received in fiscal 1994 for the sale of PSNC Propane and the absence of operating income from propane operations. Other income (deductions) also decreased due to a loss in merchandise and jobbing largely due to a reclassification of certain sales commission expenses to merchandise and jobbing from operation and maintenance in connection with the October 1994 general rate case order. Also
                                      S-8
contributing to the decrease was the fiscal 1994 reclassification of income from pipeline capacity sales from operating revenues to other income.
  INTEREST DEDUCTIONS
     Interest deductions for fiscal 1995 decreased 3%, due mainly to lower interest expense on declining balances in long-term debt. The declining balance in long-term debt is due to sinking fund payments and to the early redemption in May 1994 of the 9 7/8% First Mortgage Bonds due 1995. These decreases were partially offset by increased interest expense due to higher rates on short-term debt related to financing of increased construction activities.
  LIQUIDITY AND CAPITAL RESOURCES
     The Company's primary capital needs are the funding of its continuing construction program and the seasonal funding of its stored gas inventories. The Company uses short-term bank loans temporarily, together with internally generated funds, long-term debt and equity financing to fund its continuing construction program. The Company has committed lines of credit with eight commercial banks which vary monthly depending upon seasonal requirements. For the twelve-month period beginning April 1, 1995, lines of credit with these banks range from a minimum of $22,000,000 to a winter-period maximum of $79,000,000. At September 30, 1995, committed lines of credit totaled $52,000,000. The Company also has uncommitted annual lines of credit with three of these banks totaling $21,000,000. Lines of credit are evaluated periodically by management and renegotiated to accommodate anticipated short-term financing needs. Management believes these lines are currently adequate to finance construction expenditures, stored gas inventories and other corporate needs. At September 30, 1995, the Company's total short-term bank loans outstanding were $51,000,000.
     The Company sold an additional 1,725,000 new shares of $1 par common stock through an underwritten public offering during May 1994. The proceeds, net of expenses, were $23,406,000. These proceeds were used to repay all outstanding short-term debt, to redeem the remaining $3,098,000 balance of the 9 7/8% First Mortgage Bonds due 1995, and to finance a portion of fiscal 1994's construction expenditures. During both September 1995 and 1994, the Company made additional payments on its 10% Senior Debentures due 2003 of $2,500,000, the maximum additional annual payment permitted pursuant to the terms of the debenture agreement.
     The Company also generates equity capital through its dividend reinvestment, employee stock purchase and stock option plans. During fiscal 1995, the dividend reinvestment plan generated $5,069,000 of additional equity capital. The employee stock purchase plan generated $1,174,000 of additional equity capital. The stock option plan generated net equity capital of $447,000 for the fiscal year.
     The ratio of long-term debt to total capitalization at September 30, 1995 was 36.7% compared to 41.5% at September 30, 1994 and 50.2% at September 30, 1993. The Company's goal is to maintain a capital structure with a ratio of long-term debt to total capitalization in the 40%-45% range with periodic moderate fluctuations.
     Effective December 1, 1995, the Company anticipates redeeming the remaining $3,680,000 balance of its 8% Series I First Mortgage Bonds, due 1998, at a redemption price of 100.35%. The Company will finance this redemption through the use of short-term bank debt. After this series of first mortgage bonds is retired, the Company will close the original indenture and all supplemental indentures.
     Construction expenditures were $61,119,000 for fiscal 1995. The fiscal 1995 increase is due mainly to construction costs of $7,332,000 associated with the construction of the Cardinal Pipeline project, and approximately $4,000,000 associated with another transmission project. For fiscal 1996, the Company's Board of Directors approved a budget of approximately $61,131,000 for the Company's ongoing construction program.
     The Company and a subsidiary of Piedmont Natural Gas Company, Inc. ("Piedmont") formed Cardinal Pipeline Company, LLC ("Cardinal") in March 1994 to construct an intrastate transmission pipeline. The pipeline was placed into service in December 1994 and extends 37.5 miles to provide additional daily capacity to the Company's eastern service territory in and around the Durham and Raleigh areas. In September 1995, Transcontinental Gas Pipe Line Corporation ("Transco"), the Company, Piedmont, and North Carolina Natural Gas Corporation ("NCNG") signed a letter of intent to form a limited liability company ("LLC"). After receiving NCUC approval, the LLC will purchase and extend the existing Cardinal pipeline by approximately 65 miles. The estimated cost of purchasing and extending the pipeline is $97 million. The Company, through a subsidiary, will own approximately 33% of the new pipeline, and will contribute its net book investment in the existing pipeline plus additional capital of approximately $1 million.
                                      S-9

     Pine Needle LNG Company, LLC ("Pine Needle"), a limited liability company formed by subsidiaries of Transco and Piedmont, signed a letter of intent in September 1995 to add the Company and NCNG as owners of Pine Needle. Pine Needle will own, build and operate a four billion cubic feet liquefied natural gas storage facility near Transco's main line in northwest Guilford County. Pending approval by the FERC, construction should begin in early 1997 at an estimated cost of $107 million. The facility is expected to be ready for operation by May 1999. The Company, through its subsidiary PSNC Blue Ridge Corporation, will own 17% of the facility and the Company will have the right to use 25% of the facility's gas storage capacity and withdrawal capabilities. At September 30, 1995, the Company's investment in Pine Needle totaled $708,000. The Company expects to make additional capital contributions of approximately $8 million during the construction period.
     The Company and its subsidiaries sponsor a non-contributory defined benefit pension plan covering substantially all employees. Projected fiscal 1996 plan contributions total $2,855,000, which includes estimated quarterly contributions due for the 1996 plan year, in addition to the minimum contribution required for the 1995 plan year.
     Restricted cash and temporary investments and restricted supplier refunds are attributable to refunds of $19,580,000 received from the Company's pipeline suppliers since fiscal 1992, including interest earned thereon of $1,163,000. The investment and use of these funds have been restricted by an order of the NCUC. These funds are to remain segregated from the Company's general funds and may be used only for expansion of the Company's facilities into unserved territories which would otherwise be uneconomical to serve. In an order dated June 3, 1993, the NCUC created an expansion fund for the Company in the Office of the State Treasurer. Pursuant to the order, approximately $16,528,000 of the restricted funds have been deposited into the expansion fund. The NCUC has approved an expansion project in McDowell County to be funded from the Company's expansion fund in an amount up to $8,193,500. The project was initiated in December 1995 and is expected to be in service by December 1996. The Company has scheduled additional expansion projects in five other counties over a projected five-year period, subject to approval by the NCUC.
     Net accounts receivable decreased $3,044,000 as compared to September 1994. This decrease was due primarily to decreased revenues billed in September 1995 compared to September 1994.
     Net deferred gas costs fluctuate in response to the operation of the Company's Rider D rate mechanism. This mechanism allows the Company to recover margin losses on negotiated sales to large commercial and industrial customers with alternate fuel capability. It also allows the Company to recover from customers all prudently incurred gas costs. On a monthly basis, any difference in amounts paid and collected from these costs is recorded for subsequent refund to or collection from the Company's customers. Deferred gas costs of $3,692,000 at September 30, 1995 primarily represent undercollections from customers.
     Other assets increased $1,419,000 in fiscal 1995 primarily due to the recording of an additional $750,000 to a regulatory asset related to the investigation and remediation of MGP sites, which is discussed more fully later in this section. In addition, the Company recorded a $376,000 transition obligation associated with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," effective October 1, 1994. At September 30, 1995, the unamortized balance included in other assets totaled $250,000. Also contributing to the increase was the $708,000 investment in Pine Needle.
     The increase in accounts payable at September 30, 1995 as compared to the prior year reflects increased construction expenditures.
     The decrease in accrued taxes at September 30, 1995 as compared to the prior year is primarily due to a decrease in accrued income taxes that includes an overpayment of approximately $2,100,000 for fiscal 1995.
     The increase in cash dividends declared at September 30, 1995 as compared to the prior year is primarily due to the early payment of cash dividends of $1,073,000 during September 1994. The increase in interim bank loans at September 30, 1995 as compared to September 30, 1994 is due to an increase in the level of construction expenditures.
     Deferred credits and other liabilities increased $2,230,000 due mainly to an increase of $4,136,000 related to net deferred taxes, an additional $1,006,000 recorded in fiscal 1995 for postretirement benefits, and the recording of the $376,000 transition obligation associated with the implementation of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective October 1, 1994. These increases were partially offset by a $440,000 decrease in insurance reserves and a $2,601,000 decrease in accrued pension cost due to pension contribution payments made during fiscal 1995. The Company did not have to fund its pension plan during fiscal 1994 or fiscal 1993.
                                      S-10

  ENVIRONMENTAL MATTERS
     The Company owns or has owned portions of six sites in North Carolina on which MGPs were formerly operated and one site at which a manufactured gas holder was located. Evaluations of these sites have revealed that MGP residuals are present or suspected at each of the sites. The North Carolina Department of Environment, Health and Natural Resources ("NCDEHNR") has recommended that no further action be taken with respect to one site. An environmental consulting firm retained by the Company estimated that the minimum aggregate costs to investigate and monitor the extent of environmental degradation and to implement remedial procedures with respect to the remaining six sites may range from $3,705,000 to $50,145,000 over a 30-year period. The Company is unable to determine the rate at which costs may be incurred over this time period. During October 1994, the Company entered into an administrative order on consent with NCDEHNR to investigate the Durham, North Carolina site in accordance with standards and methods approved by NCDEHNR. At September 30, 1995, the Company had recorded a total liability of the minimum amount of the range, or $3,705,000.
     In the general rate order dated October 7, 1994, the NCUC allowed the recovery of incurred MGP costs of approximately $150,000 as a reasonable operating expense to be amortized over a three-year period and ordered the Company to defer additional MGP costs for consideration in subsequent rate cases. The NCUC concluded that it is proper and in the public interest to allow recovery of prudently incurred clean-up costs from current ratepayers as reasonable operating expenses even though the MGP sites are not used and useful in providing gas service to current customers. However, the order does not allow recovery of carrying costs on deferred amounts. Management intends to request recovery of additional MGP clean-up costs, not recovered from other potentially responsible parties ("PRPs"), in future rate case filings and believes that all costs deemed by the NCUC to be prudently incurred will be recoverable in gas rates. The Company is also in discussions with another PRP regarding potential cost-sharing arrangements for investigation and potential remediation costs at four of the sites. At this time, the Company has not reached a definitive agreement regarding such arrangements.
  EFFECTS OF INFLATION
     The margin charged to the Company's firm gas customers may not be increased without a general rate case. Accordingly, in the absence of authorized rate increases and except for changes in the cost of gas sold, which are passed along to customers on a timely basis through various rate adjustment mechanisms, the Company must look to performance improvement and higher throughput to offset inflationary increases in its cost of operations. Current rates only permit the Company to recover its historical cost of utility plant and give no recognition to the replacement cost of these facilities. The Company's last general rate case was filed March 9, 1994 and became effective October 7, 1994. Testimony and exhibits were filed with the NCUC on January 11, 1995 for an increase in annual revenues of approximately $3,000,000 to recover costs associated with the Company's investment in the Cardinal Pipeline. A hearing was held on January 25, 1995 and new rates became effective on January 26, 1995. Management continually reviews operations and economic conditions to assess the need for filing for general rate relief. The Company currently plans to file a general rate case with the NCUC in the spring of 1996. A general rate order from the NCUC is expected in the fall of 1996.
  EFFECTS OF SFAS NOS. 119, 121 AND 123
     In October 1994, the Financial Accounting Standards Board ("FASB") issued its SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." The Company currently uses derivatives primarily to reduce the level of price volatility of the Company's gas supply. The Company plans to adopt this standard on October 1, 1996. Due to its limited use of derivatives, the Company does not expect the adoption of this statement to materially affect the Company's financial position or results of operations.
     In March 1995, the FASB issued its SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." This statement imposes stricter criteria for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company plans to adopt this standard on October 1, 1996. Based on the current regulatory structure in which the Company operates, the Company does not expect the adoption of this statement to materially affect the Company's financial position or results of operations.
     In October 1995, the FASB issued its SFAS No. 123, "Accounting for Awards of Stock-Based Compensation to Employees." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will adopt this standard on October 1, 1996. The effect on the Company's financial position and results of operations of adopting this standard is not known.
                                      S-11

                           DESCRIPTION OF DEBENTURES
     The Debentures, which are a series of Securities described in the accompanying Prospectus, will be limited to $50,000,000 aggregate principal amount and will mature on January 15, 2026. The following description of the particular terms of the Debentures supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debentures set forth in the accompanying Prospectus. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and of the Indenture of the Company to First Union National Bank of North Carolina, dated January 1, 1996 ("Indenture"), as supplemented by the first supplemental indenture thereto, under which the Debentures are issued. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the accompanying Prospectus or in the Indenture referred to therein.
  INTEREST
     Except as otherwise provided in the Indenture, the Debentures will bear interest from January 16, 1996 at the annual rate set forth on the cover page of this Prospectus Supplement, payable semi-annually on January 15 and July 15 of each year, beginning July 15, 1996, to the persons in whose names the Debentures are registered at the close of business on the business day 15 days preceding January 1 and July 1.
  REDEMPTION
     The Debentures will not be redeemable prior to maturity and will not be entitled to the benefits of any sinking fund.
  TRUSTEE
     The Trustee for the Debentures is First Union National Bank of North Carolina. First Union National Bank of North Carolina will also serve as transfer agent and paying agent for the Debentures.
  DEFEASANCE AND COVENANT DEFEASANCE
     The Company may elect under certain circumstances either (i) to defease and be discharged from any and all obligations with respect to the Debentures or
(ii) to be released from its obligations with respect to certain covenants applicable to the Debentures. See "Description of Debt Securities - Defeasance" in the accompanying Prospectus.
  BOOK-ENTRY SYSTEM
     The Debentures initially will be represented by one or more global securities ("Global Securities") deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as set forth below, the Debentures will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.
     DTC has advised the Company and Morgan Stanley & Co. Incorporated ("Underwriter") as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participating organizations ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers (including the Underwriter), brokers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly.
     Unless and until the Global Securities are exchanged in whole or in part for individual certificates evidencing the Debentures represented thereby, such Global Securities may not be transferred except as a whole by the Depository for such Global Securities to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.
     Neither the Company nor the Trustee for the Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Debentures represented by such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
                                      S-12

     Settlement for the Debentures will be made by the Underwriter in immediately available or same-day funds. Secondary trading on long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in same-day funds. No assurance can be given as to the effect, if any, of settlement in same-day funds on trading activity in the Debentures.
                                  UNDERWRITING
     Subject to the terms and conditions contained in an Underwriting Agreement dated January 10, 1996, the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the aggregate principal amount of Debentures offered hereby.
     The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Debentures is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is committed to take and pay for all the Debentures if any are taken.
     The Underwriter initially proposes to offer the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .50% of the principal amount of the Debentures. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriter.
     The Company does not intend to apply for listing of the Debentures on a national securities exchange. The Underwriter presently intends to make a market in the Debentures in the secondary trading market. However, the Underwriter is not obligated to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriter. No assurance can be given as to the liquidity of, or the trading markets for, the Debentures.
     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
     The Underwriter and certain of its affiliates have from time to time performed various investment banking and commercial banking services for the Company and its subsidiaries, for which compensation has been received.
                                 LEGAL MATTERS
     The validity of the Debentures will be passed upon for the Company by Fennebresque, Clark, Swindell & Hay, Charlotte, North Carolina, counsel to the Company and J. Paul Douglas, Esq., Vice President -- Corporate Counsel and Secretary. Certain legal matters will be passed upon on behalf of the Underwriter by Winthrop, Stimson, Putnam & Roberts, New York, New York.
                                      S-13

PROSPECTUS
                                  $125,000,000
                   PUBLIC SERVICE COMPANY OF NORTH CAROLINA,
                                  INCORPORATED
                             SENIOR UNSECURED DEBT
     PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED ("COMPANY") INTENDS TO OFFER FROM TIME TO TIME ITS SENIOR UNSECURED DEBT SECURITIES ("DEBT SECURITIES") UP TO AN AGGREGATE AMOUNT OF $125,000,000. THE DEBT SECURITIES MAY BE OFFERED AS SEPARATE SERIES IN AMOUNTS, AT PRICES AND ON TERMS TO BE DETERMINED IN LIGHT OF MARKET CONDITIONS AT THE TIME OF SALE AND SET FORTH IN A PROSPECTUS SUPPLEMENT OR PROSPECTUS SUPPLEMENTS.
     CERTAIN SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN RESPECT OF WHICH THIS PROSPECTUS IS DELIVERED ("OFFERED SECURITIES") WILL BE SET FORTH IN AN ACCOMPANYING PROSPECTUS SUPPLEMENT ("PROSPECTUS SUPPLEMENT") WITH RESPECT TO SUCH SERIES, INCLUDING, WHERE APPLICABLE, THE SPECIFIC DESIGNATION, AGGREGATE PRINCIPAL AMOUNT, MATURITY, RATE OR RATES AND TIME OR TIMES OF PAYMENT OF ANY INTEREST, ANY REDEMPTION PROVISIONS, ANY SINKING FUND PROVISIONS, DENOMINATIONS, ANY CURRENCY FOR THE PAYMENT OF, OR ANY INDEX TO BE USED FOR DETERMINING THE AMOUNT OF ANY PAYMENT OF, PRINCIPAL OR INTEREST, ANY MODIFICATIONS TO THE ACCELERATION PROVISIONS, COVENANTS AND EVENTS OF DEFAULT DESCRIBED HEREIN, WHETHER SUCH SERIES OF OFFERED SECURITIES IS ISSUABLE IN THE FORM OF ONE OR MORE GLOBAL DEBT SECURITIES ("GLOBAL DEBT SECURITIES"), WHETHER THE OFFERED SECURITIES ARE SUBJECT TO DEFEASANCE, THE IDENTITY OF THE REGISTRAR AND ANY PAYING AGENT, THE IDENTITY OF THE TRUSTEE, ANY LISTING ON A SECURITIES EXCHANGE, THE INITIAL PUBLIC OFFERING PRICE, METHODS OF DISTRIBUTION AND ANY OTHER SPECIFIC TERMS IN CONNECTION WITH THE OFFERING AND SALE OF SUCH OFFERED SECURITIES.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE
                                 CONTRARY IS A CRIMINAL OFFENSE.
     THE DEBT SECURITIES MAY BE SOLD TO OR THROUGH UNDERWRITERS, DEALERS OR AGENTS, INCLUDING MORGAN STANLEY & CO. INCORPORATED, AS DESIGNATED FROM TIME TO TIME, OR DIRECTLY TO OTHER PURCHASERS, OR THROUGH A COMBINATION OF SUCH METHODS. IF ANY UNDERWRITERS, DEALERS OR AGENTS ARE INVOLVED IN THE SALE OF DEBT SECURITIES IN RESPECT OF WHICH THIS PROSPECTUS IS BEING DELIVERED, THE NAMES OF SUCH UNDERWRITERS, DEALERS OR AGENTS, THE AMOUNT PROPOSED TO BE PURCHASED BY THEM, AND ANY COMPENSATION TO SUCH UNDERWRITERS, DEALERS OR AGENTS, WILL BE SET FORTH IN, OR MAY BE CALCULATED FROM, THE APPLICABLE PROSPECTUS SUPPLEMENT. THE NET PROCEEDS TO THE COMPANY WILL ALSO BE SET FORTH IN THE APPLICABLE PROSPECTUS SUPPLEMENT. SEE "PLAN OF DISTRIBUTION."
     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                              MORGAN STANLEY & CO.
                                  INCORPORATED
JANUARY 4, 1996

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR DEALER. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH AN OFFER CANNOT BE LAWFULLY MADE IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL CREATE, UNDER ANY CIRCUMSTANCES, ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE SUCH DATE.
                             AVAILABLE INFORMATION
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's following regional offices: Suite 1400, 500 West Madison Street, CitiCorp Center, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock, par value $1.00 per share ("Common Stock"), is listed on the New York Stock Exchange ("NYSE") under the symbol "PGS." Reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.
     The Company has filed a registration statement (of which this Prospectus forms a part) on Form S-3 (herein, together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is herein qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies may be obtained from the Commission at prescribed rates.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 has been filed by the Company with the Commission pursuant to the Exchange Act and is hereby incorporated by reference into this Prospectus.
     In addition, all documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act prior to termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.
     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein, or in any Prospectus Supplement (or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.
     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). SUCH A WRITTEN OR ORAL REQUEST SHOULD BE DIRECTED TO JACK G. MASON, TREASURER, PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED, POST OFFICE BOX 1398, GASTONIA, NORTH CAROLINA 28053-1398, TELEPHONE NUMBER (704) 834-6422.
                                       2

                                  THE COMPANY
     The Company is a public utility engaged primarily in transporting and distributing natural gas to approximately 285,000 residential, commercial and industrial customers in North Carolina. The Company's 26-county service area has a population of over 2,300,000 and includes the fast-growing areas of Raleigh, Durham, Chapel Hill; Concord and Gastonia near Charlotte; and Asheville and Hendersonville. The Company's utility operations are subject to regulation by the North Carolina Utilities Commission.
     The Company was organized as a North Carolina corporation in 1938. The Company's corporate offices are located at 400 Cox Road, Post Office Box 1398, Gastonia, North Carolina 28053-1398, telephone (704) 864-6731.
                                USE OF PROCEEDS
     Except as may be set forth in the Prospectus Supplement accompanying this Prospectus, the Company intends to use the net proceeds from the sale of the Debt Securities for repayment of short-term debt incurred primarily to finance the Company's construction program and for other general corporate purposes. Pending application of such net proceeds for specific purposes, such proceeds may be invested in short-term or marketable securities. Specific allocations of proceeds to a particular purpose that have been made at the date of any Prospecuts Supplement will be described therein.
                       RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for the Company for the fiscal year ended September 30 of the years indicated. Earnings represent consolidated income from continuing operations before income taxes and fixed charges. Fixed charges include interest, whether expensed or capitalized, and the amortization of debt expense.

1995     1994     1993     1992     1991
3.64     3.14     2.56     2.98     2.20

                         DESCRIPTION OF DEBT SECURITIES
     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.
     The Debt Securities will be issued under an Indenture dated as of January 1, 1996 (hereinafter referred to as of the "Indenture"), between the Company and First Union National Bank of North Carolina, as Trustee (hereinafter referred to as the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement and which is also available for inspection at the office of the Trustee. Section references are to the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete, and wherever particular provisions of the Indenture are referred to, such provisions, including definitions of certain terms, are incorporated by reference as part of such summaries or terms, which are qualified in their entirety by such reference to the provisions of the Indenture.
GENERAL
     The Debt Securities will rank as to priority of payment equally with all other outstanding unsubordinated and unsecured indebtedness of the Company. The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, nor does it limit the incurrence or issuance by the Company of other unsecured debt or of secured debt (except to the extent described under "Certain Covenants -- LIMITATION ON LIENS"). On December 1, 1995, the Company redeemed its remaining outstanding first mortgage bonds and commenced the process of closing its first mortgage indenture and discharging the lien thereof on its properties and assets. Agreements governing other outstanding funded debt of the Company generally prohibit the Company from issuing additional funded debt unless, after giving effect thereto, consolidated funded debt is equal to or less than 70% of consolidated capitalization and earnings available for fixed charges for a recent 12-month period are at least equal to 175% of fixed charges for such period.
     The Indenture provides that the Debt Securities may be issued from time to time in one or more series. The Company may authorize the issuance and provide for the terms of a series of Debt Securities pursuant to a supplemental indenture or
                                       3
pursuant to a resolution (or action taken pursuant to a resolution) of its Board of Directors, any duly authorized committee of the Board of Directors or any committee of officers or other representatives of the Company duly authorized by the Board of Directors for such purpose. The Indenture provides the Company with the ability to "reopen" a previous issue of a series of Debt Securities and to issue additional Debt Securities of such series, if permitted by the terms of such series. (Section 3.1 of the Indenture.)
     Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities being offered thereby for the terms of such Debt Securities, including, where applicable: (1) the specific designation of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities is payable or the method of determining such date or dates; (4) the rate or rates (which may be fixed, variable, or zero) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency in which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions, or upon the happening of a specified event, or at the option of a holder, and the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the denominations in which such Debt Securities are authorized to be issued; (11) if other than the currency of the United States that as of the time of payment is legal tender for the payment of public and private debts, the currency for which Debt Securities may be purchased, or in which Debt Securities may be denominated, and/or in which such Debt Securities are stated to be payable; (12) if the amount of payments of principal of and premium, if any, or interest, if any, on such Debt Securities may be determined with reference to an index, formula, or other method (which index, formula, or other method may be based on a currency other than that in which such Debt Securities are stated to be payable), the index, formula, or other method by which such amount shall be determined; (13) if the amount of payments of principal of and premium, if any, or interest, if any, on such Debt Securities may be determined with reference to an index, formula, or other method based on the prices of securities or commodities, with reference to changes in the prices of particular securities or commodities, or otherwise by application of a formula, the index, formula, or other method by which such amount shall be determined; (14) if other than the entire principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (15) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (16) provisions, if any, granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified; (17) any addition to, or modification or deletion of, any Event of Default (as hereinafter defined) or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (18) any additional amounts the Company will pay in respect of the Debt Securities or any option of the Company to redeem the Debt Securities in lieu of such payment; (19) whether the Debt Securities will be registered or bearer Debt Securities; (20) the date any Debt Securities will be dated if other than the date of issuance; (21) the forms of the Debt Securities, and coupons, if any; (22) the application, if any, of the defeasance provisions described below under "Defeasance," or such other means of defeasance as may be specified for such Debt Securities; (23) the identity of the registrar and any paying agent; (24) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities, and, if so, the identity of the depository for such global security or securities and whether interests in such Debt Securities in global form may be exchanged for definitive certificated Debt Securities; and (25) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. (Section 3.1 of the Indenture.)
     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued only in fully registered, certificated form without coupons or in the form of one or more Registered Global Securities as specified below under "Global Debt Securities." (Section 2.1 of the Indenture.) Unless the Prospectus Supplement relating thereto specifies otherwise, Debt Securities denominated in U.S. dollars will be issued only in denominations of U.S. $1,000 and any integral multiple thereof. (Section 3.2 of the Indenture.)
     If the amount of payments of principal of and premium, if any, or any interest on Debt Securities of any series is determined with reference to any type of index, or formula, or changes in prices of particular securities or commodities, the
                                       4
federal income tax consequences, specific terms, and other information with respect to such Debt Securities and such index or formula and securities or commodities will be described in the applicable Prospectus Supplement.
PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE
     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of the Company maintained for that purpose as the Company may designate from time to time, except that, at the option of the Company, interest payments, if any, on Debt Securities in registered, certificated form may be made (i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the register. (Section 3.7(a) and
9.2 of the Indenture.) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.7(a) of the Indenture.)
     The Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain at least one paying agent in each Place of Payment for such series. (Section 9.2 of the Indenture.)
     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of the Company maintained for such purpose as designated by the Company from time to time. (Sections 3.5 and 9.2 of the Indenture.) Debt Securities may be transferred or exchanged without any service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of the Indenture.)
GLOBAL DEBT SECURITIES
     Unless otherwise provided in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities ("Registered Global Security") that will be deposited with a depository ("Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Registered Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor Depository for such series or a nominee of such successor Depository and except in the circumstances described in the applicable Prospectus Supplement. (Section 3.5 of the Indenture.)
     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depository arrangements.
     Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depository for such Registered Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("Participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to Participants or persons that may hold interest through Participants. Ownership of beneficial interests by Participants in such Registered Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through Participants will be shown on, and the transfer of such beneficial interests within such Participants will be effected only through, records maintained by such Participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Securities.
     So long as the Depository for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the
                                       5

Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. (Section 3.8 of the Indenture.) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the
Indenture. The Depository may grant proxies and otherwise authorize Participants to give or take any request, demand, authorization, direction, notice, consent, waiver, or other action which a holder is entitled to give or take under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or any owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depository would authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.
     Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal of, and premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depository or its nominee will be made by the Company through a paying agent to such Depository or its nominee, as the case may be, as the registered owner of such Registered Global Security.
     The Company expects that the Depository for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository. The Company also expects that payments by Participants to owners of beneficial interests in such Registered Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such Participants. None of the Company, the Trustee, or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a Registered Global Security, or for maintaining, supervising, or reviewing any records relating to such beneficial interests. (Section 3.8 of the Indenture.)
     Unless otherwise specified in the applicable Prospectus Supplement, if the Depository for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, the Company may, at any time and in its sole discretion, determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. (Section 3.5 of the Indenture.) Debentures so issued in definitive certificated form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. CERTAIN DEFINITIONS
     "Attributable Debt" means, as to a lease under which any Person is at the time liable that is required to be classified and accounted for as a Capitalized Lease Obligation on a Person's balance sheet under GAAP, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining primary term thereof, discounted from the respective due dates thereof to such date at the rate per annum equal to the interest rate implicit in such lease. The net amount of rent required to be paid under any such lease for such period shall be the aggregate amount of rent payable by lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, and similar expenses, or any amount required to be paid by such lessee thereunder contingent upon the amount of revenues (or other similar contingent amounts). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. Notwithstanding the foregoing, the term Attributable Debt excludes any amounts in respect of any Sale and Leaseback Transaction which the Company or a Subsidiary is permitted to enter into in accordance
                                       6
with the provisions described in the second and third sentences under the caption "Limitation on Sale and Leaseback Transactions."
     "Capitalized Lease Obligation" means, as applied to any Person, the rental obligation, as aforesaid, under any lease of any Property (whether real, personal, or mixed) the discounted present value of the rental obligations of such Person as lessee under which, in conformity with GAAP, is required to be capitalized on the balance sheet of that Person.
     "Consolidated Net Tangible Assets" means, with respect to the Company as of any date, the total assets of the Company as they appear on the most recently prepared consolidated balance sheet of the Company as of the end of a fiscal quarter, less (i) all liabilities shown on such consolidated balance sheet that are classified and accounted for as current liabilities or that otherwise would be considered current liabilities under GAAP; and (ii) all assets shown on such consolidated balance sheet that are classified and accounted for as intangible assets of the Company or that otherwise would be considered intangible assets under GAAP, including, without limitation, franchises, licenses, patents and patent applications, trademarks, brand names, and goodwill.
     "Funded Debt" means all indebtedness for borrowed money owed or guaranteed by the Company or any of its Subsidiaries and any other indebtedness which, under GAAP, would appear as indebtedness on the most recent consolidated balance sheet of the Company, which matures by its terms more than 12 months from the date of such consolidated balance sheet or which matures by its terms in less than 12 months but by its terms is renewable or extendible beyond 12 months from the date of such consolidated balance sheet at the option of the borrower.
     "GAAP" means generally accepted accounting principles in the United States in effect on the date of application thereof.
     "Government Obligations" means securities which are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by, and acting as an agency or instrumentality, of the United States the full and timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company subject to federal or state supervision or examination with a combined capital and surplus of at least $50,000,000 as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.
     "Lien" means any mortgage, pledge, lien, charge, security interest, trust arrangement, conditional sale, or other title retention agreement, or other encumbrance of any nature whatsoever.
     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.
     "Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible, or intangible.
     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any Property, whether owned at the date of the Indenture or thereafter acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such Property.
     "Secured Debt" means any indebtedness for borrowed money incurred, assumed, or guaranteed after the date of the Indenture by the Company or a Subsidiary that is secured by a Lien.
     "Subsidiary" of any Person means any Person of which at least a majority of capital stock having ordinary voting power for the election of directors or other governing body of such Person is owned, directly or indirectly, by such Person directly or through one or more Subsidiaries of such Person.
CERTAIN COVENANTS
     LIMITATION ON LIENS. The Company will not, and will not permit any Subsidiary to, incur, assume, or guarantee any indebtedness for borrowed money secured by a Lien on any Property, if the sum, without duplication, of (a) the aggregate
                                       7
principal amount of all Secured Debt and (b) all Attributable Debt in respect of Sale and Leaseback Transactions (other than certain excluded Sale and Leaseback Transactions) exceeds 15% of the Company's Consolidated Net Tangible Assets, unless the Company provides that the Debt Securities shall be secured equally and ratably with (or, at the option of the Company, prior to) such Secured Debt. The provisions described in the foregoing sentence do not apply to, and there shall be excluded in computing the aggregate amount of Secured Debt for purpose of such restriction, indebtedness secured by the following Liens:
     (i) (A) Liens existing as of the date of the Indenture or (B) Liens relating to a contract that was entered into by the Company or any Subsidiary prior to the date of the Indenture;
     (ii) Liens on any Property existing at the time of acquisition thereof (whether such acquisition is direct or by acquisition of stock, assets, or otherwise) by the Company or any of its Subsidiaries, provided that, no such
Lien extends or shall extend to or cover any Property other than the Property being acquired and fixed improvements then or thereafter erected thereon;
     (iii) Liens upon or with respect to any Property (including any contract rights relating thereto) acquired, constructed, refurbished, or improved by the Company or any of its Subsidiaries (including, but not limited to, Liens to secure all or any part of the cost of construction, alteration, or repair of any building, equipment, facility or other improvement on, all or any part of such property, including any pipeline financing) after the date of the Indenture which are created, incurred or assumed contemporaneously with, or within 360 days after, the latest to occur of the acquisition (whether by acquisition of stock, assets or otherwise), completion of construction, refurbishment, or improvement, or the commencement of commercial operation, of such Property (or, in the case of Liens on contract rights, the completion of construction, or the commencement of commercial operation of the facility to which such contract rights relate, regardless of the date when such contract was entered into) to secure or provide for the payment of any part of the purchase price of such Property or the cost of such construction, refurbishment, or improvement; provided, however, that in the case of any such acquisition, construction, refurbishment, or improvement, the Lien shall relate only to indebtedness reasonably incurred to finance such acquisition, construction, refurbishment, or improvement and shall not extend to cover any other Property other than fixed improvements then or thereafter existing thereon;
     (iv) Liens securing indebtedness owing by any Subsidiary to the Company or to any other Subsidiary;
     (v) Liens in connection with the sale or other transfer in the ordinary course of business of (A) crude oil, natural gas, other petroleum hydrocarbons, or other minerals in place for a period of time until, or in an amount such that, the purchaser or other transferee will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals, or
(B) any other interest in property of the character commonly referred to as a "production payment";
     (vi) Liens on current assets to secure any indebtedness maturing (including any extensions or renewals thereof) not more than one year from the date of the creation of such Lien; and
     (vii) Liens for the sole purpose of extending, renewing, or replacing in whole or in part the indebtedness secured thereby referred to in the foregoing clauses (i) to (vi), inclusive, or in this clause (vii); PROVIDED, HOWEVER, that the Liens excluded pursuant to this clause (vii) shall be excluded only in an amount not to exceed the principal amount of indebtedness so secured at the time of such extension, renewal, or replacement, and that such extension, renewal, or replacement shall be limited to all or part of the Property subject to the lien so extended, renewed, or replaced (plus refurbishment of, or improvements on or to, such Property).
     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. Neither the Company nor any of its Subsidiaries may enter into, assume, guarantee, or otherwise become liable with respect to any Sale and Leaseback Transaction involving any
Property, if the latest to occur of the acquisition, the completion of construction, or the commencement of commercial operation of such Property shall have occurred more than 180 days prior thereto, unless after giving effect thereto the sum, without duplication, of (a) the aggregate principal amount of all Secured Debt (excluding indebtedness secured by the Liens described in clauses (i) through (vii) under "Limitations on Liens" above) and (b) all Attributable Debt in respect of Sale and Leaseback Transactions does not exceed 15% of the Company's Consolidated Net Tangible Assets. This restriction shall not apply to any Sale and Leaseback Transaction if, within 180 days from the effective date of such Sale and Leaseback Transaction, the Company or such Subsidiary applies an amount not less than the greater of (i) the net proceeds of the sale of such Property leased pursuant to such arrangement or (ii) the fair value of such Property to retire its Funded Debt, including, for this purpose, any currently maturing portion of such Funded Debt, or to purchase other property having a fair value at least equal to the fair value of the Property leased in such Sale and Leaseback Transaction. This restriction also does not apply to any Sale and Leaseback Transaction (A) between the Company and any Subsidiary or between any Subsidiaries, (B) entered into prior to
                                       8
the date of the Indenture, or (C) for which, at the time the transaction is entered into, the term of the related lease to the Company or such Subsidiary of the Property sold pursuant to such transaction is three years or less. CONSOLIDATION, MERGER OR SALE BY THE COMPANY
     The Company shall not consolidate or merge with or into, or transfer or lease all or substantially all of its assets to, any Person unless (i) the
Person formed by or surviving any such consolidation or merger (if other than the Company) or which acquires the Company's assets, is organized and existing under the laws of the United States, any state thereof, or the District of Columbia, (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company), or which acquires the Company's assets, expressly assumes by supplemental indenture all of the obligations of the
Company under the Debt Securities and the Indenture, and (iii) immediately after giving effect to the transaction, no Default or Event of Default shall have occurred and be continuing. Upon any such consolidation, merger, or sale, the successor Person formed by such consolidation, or into which the Company is merged, or to which such sale is made, shall succeed to, and be substituted for, the Company under the Indenture. (Section 7.1 of the Indenture.)
     The Indenture contains no covenants or other specific provisions to afford protection to holders of the Debt Securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described above.
EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT
     The Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of at least 33 1/3% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to the Company (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal amount specified in the Prospectus Supplement) and accrued interest on all the Debt Securities of that series to be immediately due and payable. (Section 5.2 of the Indenture.) At any time after such a declaration and before a judgment or decree for payment for money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of such securities may rescind and annul such declaration and its consequences, subject to certain limitations.
     Events of Default with respect to Debt Securities of any series are defined in the Indenture as being: (a) default for 30 days in payment of any interest on any Debt Security of that series or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due; (b) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when and as due; (c) default for 90 days after notice to the Company by the Trustee for such series, or by the holders of 33 1/3% in aggregate principal amount of the Debt Securities of such series then outstanding, in any material respect in the performance of any other agreement in the Debt Securities of that series, in the Indenture (or in any supplemental indenture or board resolution referred to therein) under which the Debt Securities of that series may have been issued; (d) default constitutuing failure to pay any portion of the principal of, premium, if any, or interest on, or resulting in acceleration of, other indebtedness (in a principal amount outstanding of $20,000,000 or more) for money borrowed of the Company where such default under such other indebtedness is not cured or remedied, and any acceleration is not rescinded or annulled within 30 days after the written notice thereof to the Company by the Trustee or to the Company and the Trustee by the holders of 33 1/3% in aggregate principal amount of the Debt Securities of such series then outstanding; PROVIDED that, such Event of Default will be cured or waived if (i) the payment default or default that resulted in any acceleration of such other indebtedness for money borrowed is cured or waived and (ii) any acceleration is rescinded or annulled; and (e) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.1 of the Indenture.) Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1(7) of the
Indenture.) No Event of Default with respect to any series of Debt Securities necessarily constitutes an Event of Default with respect to the Debt Securities of any other series issued under the Indenture.
     The Indenture provides that the Trustee will, subject to certain exceptions, within 90 days after the occurrence of a Default known to it with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all such Defaults unless such Default shall have been cured or waived. "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. (Section 1.1 of the Indenture.)
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     The Indenture provides (subject to certain limitations) that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected (with each such series voting as a class) may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.8 of the Indenture.)
     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate as to the Company's compliance with all conditions and covenants of the Indenture. (Section 9.7 of the Indenture.)
     The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series by notice to the Trustee may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except (i) a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security, or (ii) a covenant or provision of the Indenture that cannot be modified or amended without the consent of each holder of a Debt Security of such series. (Section 5.7 of the Indenture.)
MODIFICATION OF THE INDENTURE
     The Indenture contains provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order: (i) to evidence the succession of another Person to the Company and the assumption of the covenants of the Company in the Indenture and in the Debt Securities by a successor to the Company; (ii) to add to the covenants of the Company or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to all or any series of Debt Securities; (iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form or in global form; (v) to change or eliminate any provision affecting Debt Securities not yet issued; (vi) to secure the Debt Securities;
(vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees; (ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture; provided that such action does not adversely affect the interests of any holder of Debt Securities of any series; or (xi) to cure any ambiguity or correct any mistake, provided that such action does not adversely affect the interests of any holder of Debt Securities of any series. (Section 8.1 of the Indenture.)
     The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities adversely affected by such supplemental indenture (with the Debt Securities of all series voting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series; PROVIDED, HOWEVER, that no such supplemental indenture may, without the consent of the holder of each Debt Security so affected: (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or premium, if any, or the rate of interest on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any
Original Issue Discount Security; (v) change the currency in which any Debt Security or any premium or interest thereon is payable; (vi) change the index, securities or commodities with reference to which or the formula by which the amount of principal or any premium or interest thereon is determined; (vii) impair the right to institute suit for the enforcement of any payment on or after the maturity or redemption of any Debt Security; (viii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (ix) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in the Indenture; or (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of holders of each outstanding Debt Security affected thereby. (Section 8.2 of the Indenture.)
DEFEASANCE
     DEFEASANCE AND DISCHARGE. Unless the Prospectus Supplement relating to the Debt Securities of a series provides otherwise, the Company, at its option, will be deemed to have paid and will be discharged from any and all obligations in respect of such Debt Securities (except for, among other matters, certain obligations to register the transfer or exchange of the Debt Securities, to replace stolen, lost, or mutilated Debt Securities, to maintain paying agencies, and to hold certain monies for payment in trust) if, among other things, (a) the Company has irrevocably deposited with the Trustee, in trust, Government
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Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and Government Obligations in an amount sufficient to pay in the currency in which such Debt Securities are payable all the principal of, and interest on, such Debt Securities on the dates such payments are due in accordance with the terms of such Debt Securities; (b) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U S. federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance and Discharge" provision and will be subject to U.S. federal income tax on the same amounts in the same manner and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred, and which Opinion of Counsel must be based upon (x) a ruling of the U.S.
Internal Revenue Service to the same effect or (y) a change in applicable U.S. federal income tax law after the date of the Indenture such that a ruling is no longer required; (c) no Default or Event of Default shall have occurred or be continuing, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which the Company is bound; and (d) the Company has delivered to the trustee an Opinion of Counsel to the effect that the trust resulting from the deposit referred to in clause (a) does not constitute an investment company under the Investment Company Act of 1940. The Prospectus Supplement will more fully describe the provisions relating to such discharge or termination of obligations. (Sections 4.3 and 4.6 of the Indenture.)
     DEFEASANCE OF CERTAIN COVENANTS. Unless the Prospectus Supplement relating to the Debt Securities of a series provides otherwise, the Company, at its option, need not comply with certain restrictive covenants of the Indenture (including those described above under "Certain Covenants") upon, among other things, the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and Government Obligations in an amount sufficient to pay in the currency in which such Debt Securities are payable all the principal of, and interest on, such Debt Securities on the dates such payments are due in accordance with the terms of such Debt Securities, the satisfaction of the provisions described in clauses (c) and (d) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Sections 4.5 and 4.6 of the Indenture.)
THE TRUSTEE
     First Union National Bank of North Carolina is the Trustee under the Indenture. The Company also maintains banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business.
GOVERNING LAW
     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.
                              PLAN OF DISTRIBUTION
     The Company may, from time to time, sell Debt Securities (i) through underwriters, dealers, or agents, including Morgan Stanley & Co. Incorporated,
(ii) directly in each case to the public, institutional investors and other purchasers, or (iii) through a combination of any such methods. A Prospectus Supplement will set forth the terms of the offering of the Debt Securities offered thereby, including the name or names of any underwriters, dealers or agents, the purchase price of the Debt Securities, the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which the Debt Securities may be listed. Only underwriters so named in such Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.
     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered by the Prospectus Supplement if any of the Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
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     If dealers are used in the sale, unless otherwise indicated in the
Prospectus Supplement relating to the Debt Securities of any series, the Company will sell the Debt Securities of such series to such dealers as principal. Such dealers may then resell the Debt Securities of such series to the public at varying prices to be determined by such dealers at the time of resale.
     Debt Securities may also be sold directly, by the Company or through agents designated by the Company from time to time. Any agent involved in the offering and sale of Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the related Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.
     Debt Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom such Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any such Debt
Securities.
     Agents, underwriters, and dealers may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters, and dealers may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
                                 LEGAL MATTERS
     The validity of the issuance of the Debt Securities offered hereby will be passed upon for the Company by Fennebresque, Clark, Swindell & Hay, Charlotte, North Carolina, counsel to the Company and J. Paul Douglas, Esq., Vice
President -- Corporate Counsel and Secretary. Certain legal matters will be passed upon on behalf of any underwriters, dealers or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York.
                                    EXPERTS
     The consolidated financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports to opinion, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving such reports.
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